WINGS & THINGS, INC.

455 EAST 400 SOUTH, SUITE 313

SALT LAKE CITY, UTAH 84111

October 6, 2011

Tia Jenkins, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:

Wings & Things, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 18, 2011

Supplemental Response Submitted August 12, 2011

File No. 000-30529

Dear Ms. Jenkins,

This letter is in response to your comment letter dated September 1, 2011 and pursuant to our discussions on September 22, 2011 regarding the above identified Form 10-K of Wings & Things, Inc. (the “Company”).  The Company has decided to engage another accounting firm to reaudit the cumulative period from March 11, 1986 through December 31, 2008.  The Company anticipates that the reaudit will require approximately 15-20 business days to complete.   Accordingly, the Company intends to file the amended Form 10-K no later than November 4, 2011.

If you have further questions or concerns please contact the Company’s counsel, Cindy Shy, at cshypc@hotmail.com, by phone (435) 674-1282 or by fax (435) 673-2127.

Sincerely,

/s/ Greg L. Popp

Greg L. Popp

President